06007495

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C. MAR 1 2006

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Ave, 9th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edmund Towers (212) 702-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz & Goldfarb, LLP
(Name – *if individual, state last, first, middle name*)

17 West John Street (Address) Hicksville (City) NY (State) 11801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To The Managing Member of
RIM Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of RIM Securities LLC (the "Company") as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RIM Securities LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weisberg, Molé, Krantz & Goldfarb, LLP

Hicksville, New York
February 3, 2006

17 West John Street, Hicksville, New York 11801 • Phone: 516-933-3800 • Fax: 516-933-1060
One Parker Plaza, Fort Lee, New Jersey 07024 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Receivables from clients and brokers or dealers	$	991,782
Securities owned, at market value - note 1		8,912
Other assets		35,241
Total assets	$	1,035,935

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other payables	$	361,628
Securities sold, not yet purchased		14,250
Income taxes payable - notes 1 and 5		22,210
Total liabilities	$	398,088
Commitments and contingencies - note 4		
Member's Equity	$	637,847
Total liabilities and member's equity	$	1,035,935

The accompanying notes are an integral part of this financial statement.

RIM SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

RIM Securities LLC (the "Company") is a registered broker dealer. The Company is a wholly owned limited liability company of Acebes, D'Alessandro and Associates LLC ("ADA"). The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Marketable Securities

Marketable securities (both long and short positions) are valued at market value with resultant gains and losses reflected in net income for the year. At December 31, 2005, the investment securities owned at $8,912 consisted of three investment securities in varying industries. At December 31, 2005, securities sold, not yet purchased, consisted of investment securities of one issuer valued at $14,250.

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if ADA directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes. Rather, taxable items of income and deductible expenses are reflected on the tax return of ADA, its only member, which is treated as a partnership for income tax purposes. The members of ADA are then taxed on their proportionate share of ADA's taxable income. However, New York City imposes an unincorporated business tax on partnerships and, as a result, the Company's taxable income is subject to New York City income taxes at the entity level as part of the ADA New York City unincorporated business tax return.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in bank checking accounts.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade date basis. In addition, realized gains and losses on the sale of investment securities are recorded on a trade date basis.

Credit and Off-Balance-Sheet Risk

The Company receives its commission income from customer transactions on settlement date from its clearing brokers and, accordingly, is not exposed to credit risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits. At December 31, 2005 the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at December 31, 2005 at the market value of the related securities and will incur a loss if the market value of these securities is in excess of this price at the time it is purchased in a subsequent period. In January 2006 the Company closed half of the short position realizing an insignificant gain. Other than these items, at December 31, 2005, the Company does not hold any financial instruments with off-balance-sheet risk.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $584,087, which was $484,087 in excess of its required net capital of $100,000. The Company's net capital ratio was .68 to 1.

NOTE 3 - CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and, therefore, has claimed exemption from these regulations under rule 15c3-3(k) (2). The Company is in compliance with the exemptive provisions of this rule.

As a non-clearing firm, the Company does not hold customer funds or securities. Procedures for controls applied by the Company's clearing agent have been examined by other independent auditors during the fiscal year and were deemed to be adequate for safeguarding customer funds and securities.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

An affiliated company executed a 10-year lease for office space expiring May 31, 2008. The affiliated company has committed to taking additional office space in various phases with terms expiring in 2008 and 2009. The Company occupies a portion of this space and is allocated base rent accordingly. Under the terms of the lease, annual rent calculated on the straight-line basis, including the rent abatement period, approximates $1,200,000. The Company's allocated portion of the annual rent expense amounts to approximately $104,000 per year. Future annual rent to be allocated to the Company through the expiration of the lease agreement is as follows:

Year Ended December 31, 2006	120,000
Year Ended December 31, 2007	130,000
Year Ended December 31, 2008	97,000
Year Ended December 31, 2009	34,000
Total	$ 381,000

NOTE 5 - INCOME TAXES

As previously discussed, the Company, as a limited liability company, and its single member/owner (a limited liability company taxed as a partnership) will generally not be subject to federal and state corporate income taxes. However, New York City, as previously discussed, imposes an unincorporated business tax on partnerships and, accordingly, the Company's taxable income is subject to this New York City tax at the ADA filing level.

NOTE 6 - RELATED PARTIES

The Company receives from affiliated companies certain management, general and administrative services. In addition, the Company is charged a monthly service fee for expenditures made by an affiliated company in the course of attracting and maintaining customers which comprise the Company's primary source of business. These services were transacted in the normal course of business and were recorded as specific expenses in the period provided. At December 31, 2005 payables to affiliates amounted to $325,900.

NOTE 7 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a defined contribution retirement plan upon completion of six months of service. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. The employer contribution vests to the employees over a six year period. During 2005, the Company's matching contributions amounted to $13,493.